Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of the Offering Statement on Form 1-A (File No. 024-12527)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended (“Regulation A”), Concreit Fund I LLC (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12527), publicly filed with the Securities and Exchange Commission (the “Commission”) on October 25, 2024.

We represent pursuant to Rule 258 of Regulation A that no securities have been sold.

The Company is withdrawing the Offering Statement because it should have been filed as an amendment to our July 2, 2024 filing. We will refile as an amendment to Form 1-A filed July 2, 2024.

Sincerely,

/s/ Sean Hsieh

Sean Hsieh, CEO of Concreit Inc., Manager of Concreit Fund Management LLC